PROVIDENT ENERGY TRUST ANNOUNCES TAX INFORMATION
FOR CANADIAN RESIDENTS FOR 2002 CASH DISTRIBUTIONS

NEWS RELEASE NUMBER 5-03	March 4, 2003

CALGARY, ALBERTA — Provident Energy Trust. (“Provident”) (TSX — PVE.UN; AMEX — PVX) today announced that the tax on distributions received by Canadian unitholders in 2002 is determined to be 48 percent taxable and 52 percent a deferred return of capital (“ROC”).

Unitholders holding their investment in a Registered Retirement Savings Plan, Registered Retirement Income Fund or Deferred Profit Savings Plan should not report any income related to distributions on their 2002 income tax return. Unithholders holding their units outside such plans will receive a T3 Supplementary Information slip, postmarked on or before March 31, 2003, from either Provident’s Trustee or their broker, and are required to report the taxable portion of distributions received as “Other Income” on their 2002 income tax return.

The following table summarizes tax information for Canadian residents:

		Total
		Distribution	Taxable Amount	Tax Deferred
Record Date	Payment Date	(Cdn$)	(Box 26 — “Other Income”)	Amount “ROC”

December 31, 2001	January 15, 2002	$0.20	$0.0960	$0.1040
January 29, 2002	February 15, 2002	$0.16	$0.0768	$0.0832
February 28, 2002	March 15, 2002	$0.15	$0.0720	$0.0780
March 31, 2002	April 15, 2002	$0.15	$0.0720	$0.0780
April 30, 2002	May 15, 2002	$0.15	$0.0720	$0.0780
May 31, 2002	June 14, 2002	$0.17	$0.0816	$0.0884
June 24, 2002	July 15, 2002	$0.17	$0.0816	$0.0884
July 19, 2002	August 15, 2002	$0.17	$0.0816	$0.0884
August 19, 2002	September 13, 2002	$0.17	$0.0816	$0.0884
September 18, 2002	October 15, 2002	$0.17	$0.0816	$0.0884
October 22, 2002	November 15, 2002	$0.18	$0.0864	$0.0936
November 19, 2002	December 13, 2002	$0.19	$0.0912	$0.0988

Total Paid		$2.03	$0.9744	$1.0556

The December 2002 distribution was paid on January 15, 2003 and is therefore not included in the 2002 T3 amounts.

Unitholders are required to reduce the “Adjusted Cost Base” (“ACB”) of their Trust Units by an amount equal to the cumulative cash received from distributions during 2002 minus the amount reported as “Other Income” on the T3 slip. The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of Trust Units.

For Unitholders who are residents of the United States, the tax information for cash distributions received in 2002 will be available prior to March 15, 2003. In conjunction with the release of this information, a tax package will be published on our website at www.providentenergy.com to assist U.S. residents with their tax calculation.

Provident Energy Trust is a Calgary based oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and makes monthly cash distributions to its unitholders.

For further information contact:

THOMAS W. BUCHANAN,	RANDY FINDLAY,	MARK N. WALKER
Chief Executive Officer	President	Vice President, Finance
Phone (403) 296-2232	Phone (403) 781-5343	& Chief Financial Officer
Phone (403) 781-5305

Internet: http:\\www.providentenergy.com	900, 606 – 4th Street S.W.
e-mail: info@providentenergy.com	Calgary, Alberta, Canada T2P 1T1

Phone:(403) 296-2233
Fax: (403) 294-0111